VOYA ENHANCED SECURITIZED INCOME FUND

(the “Fund”)

Supplement dated January 23, 2026

to the Portfolio’s Class A, Class C, and Class I Shares’ Prospectus

and related Statement of Additional Information,

each dated June 12, 2025

On January 23, 2026, the Fund’s Board of Trustees approved a proposal to liquidate the Fund on or about February 26, 2026. The Fund had previously suspended new and additional shareholder investments in the Fund and the Fund remains closed to new and additional investments. Leading up to the liquidation, as the Fund begins to transition its portfolio in anticipation of making its liquidating distributions, the Fund may deviate from its investment objectives and policies.

Repurchase Offer: The most recent repurchase offer concluded on December 12, 2025. The next regularly scheduled repurchase offer (the “March Repurchase Offer”) will begin February 11, 2026 and was expected to run through March 13, 2026 (the “Repurchase Date”). If the liquidation is completed on or about February 26, 2026 as expected, or on any other date prior to the Repurchase Date, the March Repurchase Offer will be terminated at such time as the liquidation proceeds have been distributed in full and there are no remaining outstanding shares to be repurchased.

PLEASE RETAIN THIS SUPPLEMENT FOR FUTURE REFERENCE